UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 78,960 MILLION FOR THE MONTH OF AUGUST 2007
TOTALING PS 505,397 MILLION FOR THE FIRST EIGHT MONTHS OF 2007*
Medellín, Colombia, September 11, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 78,960 million during the past month of August.
During August, total net interest income, including investment securities amounted to Ps 165,069 million. Additionally, total net fees and income from services totaled Ps 56,485 million.
Total assets amounted to Ps 30.78 trillion, total deposits totaled Ps 19.16 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.64 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.64% as of August 31, 2007, and the level of allowance for past due loans was 137.01% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of August, 2007 was as follows: 18.1% of total deposits, 21.7% of total net loans, 18.7% of total savings accounts, 21.2% of total checking accounts and 14.7% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Aug07/Jul07		Annual
(Ps Millions)	Aug-06	Jul-07	Aug-07	$	%	%
ASSETS
Cash and due from banks	1,053,492	1,547,506	1,818,226	270,720	17.49%	72.59%
Overnight funds sold	23,746	570,413	497,174	-73,239	-12.84%	1993.72%
Total cash and equivalents	1,077,238	2,117,919	2,315,400	197,481	9.32%	114.94%

Debt securities	4,556,902	4,220,900	3,984,761	-236,139	-5.59%	-12.56%
Trading	1,819,818	2,060,990	1,878,621	-182,369	-8.85%	3.23%
Available for Sale	1,490,744	1,088,385	1,052,785	-35,600	-3.27%	-29.38%
Held to Maturity	1,246,340	1,071,525	1,053,355	-18,170	-1.70%	-15.48%
Equity securities	922,509	1,023,736	970,166	-53,570	-5.23%	5.17%
Trading	2,834	65,684	6,318	-59,366	-90.38%	122.94%
Available for Sale	919,675	958,052	963,848	5,796	0.60%	4.80%
Market value allowance	-39,548	-29,851	-29,866	-15	0.05%	-24.48%
Net investment securities	5,439,863	5,214,785	4,925,061	-289,724	-5.56%	-9.46%

Commercial loans	12,444,342	15,786,275	16,385,808	599,533	3.80%	31.67%
Consumer loans	2,386,689	3,288,415	3,376,285	87,870	2.67%	41.46%
Small business loans	92,974	110,069	100,986	-9,083	-8.25%	8.62%
Mortgage loans	1,863,601	1,857,966	1,965,423	107,457	5.78%	5.46%
Allowance for loans and financial leases losses	-562,659	-764,192	-787,983	-23,791	3.11%	40.05%
Net total loans and financial leases	16,224,947	20,278,533	21,040,519	761,986	3.76%	29.68%

Accrued interest receivable on loans	179,105	246,801	260,110	13,309	5.39%	45.23%
Allowance for accrued interest losses	-7,613	-14,966	-15,946	-980	6.55%	109.46%
Net total interest accrued	171,492	231,835	244,164	12,329	5.32%	42.38%

Customers’ acceptances and derivatives	152,612	273,863	105,313	-168,550	-61.55%	-30.99%
Net accounts receivable	211,884	380,353	412,011	31,658	8.32%	94.45%
Net premises and equipment	365,060	388,117	393,418	5,301	1.37%	7.77%
Foreclosed assets	19,261	14,284	12,055	-2,229	-15.60%	-37.41%
Prepaid expenses and deferred charges	37,731	39,768	38,327	-1,441	-3.62%	1.58%
Goodwill	49,382	24,032	21,727	-2,305	-9.59%	-56.00%
Other	547,697	260,038	257,541	-2,497	-0.96%	-52.98%
Reappraisal of assets	686,919	916,541	1,019,259	102,718	11.21%	48.38%

Total assets	24,984,086	30,140,068	30,784,795	644,727	2.14%	23.22%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,422,212	3,957,638	4,071,583	113,945	2.88%	18.98%
Checking accounts	3,134,287	3,639,092	3,849,449	210,357	5.78%	22.82%
Other	287,925	318,546	222,134	-96,412	-30.27%	-22.85%

Interest bearing	12,438,858	15,107,140	15,090,559	-16,581	-0.11%	21.32%
Checking accounts	269,778	382,347	262,015	-120,332	-31.47%	-2.88%
Time deposits	3,452,220	4,074,363	4,502,849	428,486	10.52%	30.43%
Savings deposits	8,716,860	10,650,430	10,325,695	-324,735	-3.05%	18.46%

Total deposits	15,861,070	19,064,778	19,162,142	97,364	0.51%	20.81%
Overnight funds	1,662,025	820,153	1,628,849	808,696	98.60%	-2.00%
Bank acceptances outstanding	73,165	66,137	67,365	1,228	1.86%	-7.93%
Interbank borrowings	1,284,543	742,986	700,928	-42,058	-5.66%	-45.43%
Borrowings from domestic development banks	800,322	1,215,190	1,330,385	115,195	9.48%	66.23%
Accounts payable	576,447	1,663,221	1,073,878	-589,343	-35.43%	86.29%
Accrued interest payable	121,572	142,110	145,266	3,156	2.22%	19.49%
Other liabilities	226,562	274,945	278,828	3,883	1.41%	23.07%
Bonds	925,311	1,262,278	1,341,154	78,876	6.25%	44.94%
Accrued expenses	312,078	397,422	407,534	10,112	2.54%	30.59%

Total liabilities	21,843,095	25,649,220	26,136,329	487,109	1.90%	19.65%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,597,430	2,748,153	2,811,153	63,000	2.29%	75.98%
Appropiated	1,228,943	2,321,716	2,305,756	-15,960	-0.69%	87.62%
Unappropiated	368,487	426,437	505,397	78,960	18.52%	37.15%

Reappraisal and others	1,169,820	1,375,533	1,478,252	102,719	7.47%	26.37%
Gross unrealized gain or loss on debt securities	9,827	(26,752)	(34,853)	-8,101	30.28%	-454.67%

Total shareholder’s equity	3,140,991	4,490,848	4,648,466	157,618	3.51%	47.99%

Total liabilities and shareholder’s equity	24,984,086	30,140,068	30,784,795	644,727	2.14%	23.22%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Aug-06	Aug-07%		Jul-07	Aug-07%
Interest income and expenses
Interest on loans	1,187,872	1,661,095	39.84%	230,908	242,458	5.00%
Interest on investment securities	41,506	175,444	322.70%	14,961	17,668	18.09%
Overnight funds	18,132	34,944	92.72%	4,228	6,486	53.41%
Total interest income	1,247,510	1,871,483	50.02%	250,097	266,612	6.60%

Interest expense Checking accounts	5,139	11,801	129.64%	1,319	2,084	58.00%
Time deposits	140,756	180,562	28.28%	26,814	30,008	11.91%
Savings deposits	159,654	289,021	81.03%	40,136	39,345	-1.97%
Total interest on deposits	305,549	481,384	57.55%	68,269	71,437	4.64%

Interbank borrowings	72,783	49,756	-31.64%	4,684	3,582	-23.53%
Borrowings from domestic development banks	38,161	39,249	2.85%	5,897	6,665	13.02%
Overnight funds	40,667	55,472	36.41%	6,848	11,226	63.93%
Bonds	53,626	47,046	-12.27%	8,503	8,633	1.53%
Total interest expense	510,786	672,907	31.74%	94,201	101,543	7.79%

Net interest income	736,724	1,198,576	62.69%	155,896	165,069	5.88%
Provision for loan and accrued interest losses, net	(115,937)	(247,424)	113.41%	(50,708)	(26,012)	-48.70%
Recovery of charged-off loans	39,690	43,190	8.82%	9,864	4,285	-56.56%
Provision for foreclosed assets and other assets	(19,946)	(15,393)	-22.83%	(1,293)	(3,214)	148.57%
Recovery of provisions for foreclosed assets and other assets	60,312	40,178	-33.38%	2,955	784	-73.47%

Total net provisions	(35,881)	(179,449)	400.12%	(39,182)	(24,157)	-38.35%
Net interest income after provision for loans and accrued interest losses	700,843	1,019,127	45.41%	116,714	140,912	20.73%

Commissions from banking services and other services	53,716	61,792	15.03%	10,040	9,627	-4.11%
Electronic services and ATM’s fees, net	57,371	47,393	-17.39%	6,375	6,595	3.45%
Branch network services, net	35,529	64,558	81.71%	8,131	8,411	3.44%
Collections and payments fees, net	45,829	71,075	55.09%	9,409	9,757	3.70%
Credit card merchant fees, net	5,324	12,987	143.93%	1,736	1,022	-41.13%
Credit and debit card fees, net	161,470	162,869	0.87%	21,942	21,231	-3.24%
Checking fees, net	39,530	44,075	11.50%	5,351	5,913	10.50%
Check remittance, net	7,428	6,798	-8.48%	864	910	5.32%
International operations, net	18,179	21,296	17.15%	2,321	2,673	15.17%
Total fees and other service income	424,376	492,843	16.13%	66,169	66,139	-0.05%

Other fees and service expenses	(48,120)	(65,426)	35.96%	(10,248)	(9,654)	-5.80%
Total fees and income from services, net	376,256	427,417	13.60%	55,921	56,485	1.01%

Other operating income
Net foreign exchange gains	99,147	134,756	35.92%	(4,684)	196,010	-4284.67%
Forward contracts in foreign currency	(19,500)	(61,394)	214.84%	16,226	(184,510)	-1237.13%
Gains(Loss) on sales of investments on equity securities	43,128	(13,254)	-130.73%	—	(46)	*
Gains on sale of mortgage loan	—	857	*	857	—	*
Dividend income	128,571	122,098	-5.03%	31	—	*
Communication, rent payments and others	1,061	934	-11.97%	117	115	-1.71%
Total other operating income	252,407	183,997	-27.10%	12,547	11,569	-7.79%

Total income	1,329,506	1,630,541	22.64%	185,182	208,966	12.84%
Operating expenses
Salaries and employee benefits	358,233	400,681	11.85%	49,088	50,251	2.37%
Bonus plan payments	8,713	26,616	205.47%	2,715	3,517	29.54%
Compensation	2,370	13,618	474.60%	1,825	2,121	16.22%
Administrative and other expenses	416,485	503,933	21.00%	59,258	59,887	1.06%
Deposit security, net	36,570	27,375	-25.14%	3,454	3,427	-0.78%
Donation expenses	131	305	132.82%	32	48	50.00%
Depreciation	48,560	50,016	3.00%	3,564	6,519	82.91%
Total operating expenses	871,062	1,022,544	17.39%	119,936	125,770	4.86%

Net operating income	458,444	607,997	32.62%	65,246	83,196	27.51%
Merger expenses	19,322	—	*	—	—	0.00%
Goodwill amortization	16,596	18,435	11.08%	2,304	2,304	0.00%
Non-operating income (expense)
Other income	130,711	54,193	-58.54%	7,728	2,188	-71.69%
Other expense	(100,983)	(29,249)	-71.04%	(2,163)	(3,843)	77.67%
Total non-operating income	29,728	24,944	-16.09%	5,565	(1,655)	-129.74%
Income before income taxes	452,254	614,506	35.88%	68,507	79,237	15.66%
Income tax expense	(83,767)	(109,109)	30.25%	642	(277)	-143.15%

Net income	368,487	505,397	37.15%	69,149	78,960	14.19%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 11, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance